MANAGEMENT AGREEMENT TERMINATION

This Agreement is made as of the 2nd day of March 2005 by and between Excel Maritime Carriers Ltd., a company incorporated in Liberia and listed with the American Stock Exchange (the "Company") and Excel Management Ltd., a company incorporated in Liberia (the "Manager").

                                   WITNESSETH:

WHEREAS, the Company and the Manager are parties to a Management Services Agreement dated 30th April 1998 (the "Management Agreement"), which, pursuant to clause 14, is governed by English Law;

WHEREAS, the Management Agreement provides, inter alia, that the Manager shall receive by the Company a Management fee consisting of a monthly fee of US Dollars 13,000 (annually increased by 5%) for each of the Company's vessels, and an annual fee of US Dollars 50,000 (annually increased by 5%).

WHEREAS, the Company, in order to streamline operations, to take control of the management and to reduce costs, as well as in order to align the Manager's interests with those of the Company, has decided to discharge the Manager from the Management of the Company's vessels and to delete the right of the Manager to receive such fees as of 1.1.2005, and, therefore, the Company and the Manager have agreed to terminate the Management Agreement. In exchange thereof the Company shall issue to the Manager that number of shares equal to 1.5% of the Company's total outstanding common shares as of the date hereof, subject to dilution protection and restrictions on transferability;

NOW, THEREFORE, the parties hereby agreed as follows:

1. The Company has decided to discharge the Manager from the Management of the Company's vessels, and, in exchange thereof, to issue to the Manager that number of shares equivalent to 1.5 % of the Company's total outstanding common shares as of the date hereof, subject to dilution protection and restrictions on transferability, in exchange for a payment by the Manager of US Dollars 2,023,846 in cash, when such shares are issued and delivered to the Manager. The shares to be issued in this respect shall be Common Shares and shall be issued as promptly as practicable hereafter, but in any event within 12 months as of the date hereof. In the event the Company shall issue additional common shares to any third party or parties (a "Third Party Issuance"), the Company shall also issue such number of additional common shares to the Manager that the number of shares issued to the Manager, at par value US Dollars 0.01, pursuant to this Agreement together with such number of additional common shares shall equal to 1.5% of the Company's total outstanding common shares after taking into account such Third Party Issuance. The common shares issued to the Manager pursuant to this Agreement may not be transferred for a period of two years from their date of issuance. The certificates for such common shares shall bear appropriate restrictive legends to such effect.

2. Both parties hereto hereby mutually declare (i) that these constitute their entire agreement, which may not be varied, amended or supplemented in any way except by an instrument in writing, (ii) that they have entered into this agreement with full knowledge of all the relevant facts and circumstances of the case and (iii) that they hereby waive any and all their rights to have this agreement cancelled, rescinded or invalidated for any reason, either pertaining to the form or to the substance hereof.

3. This Settlement Agreement shall be governed by and construed in accordance with English law and all disputes out of or in connection with this Agreement shall be subject to the exclusive jurisdiction of the High Court of Justice.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


EXCEL MARITIME CARRIERS LTD.

By ____________________

EXCEL MANAGEMENT LTD.

By ____________________


02545.0001 #555128